VIA EDGAR

July 14, 2020

Mr. Mark Cowan

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-0506

Re:	Massachusetts Mutual Life Insurance Company

Massachusetts Mutual Variable Annuity Separate Account 4

Post-Effective Amendment to Registration Statement filed on Form N-4

MassMutual Transitions Select – File Nos. 333-112626 & 811-08619

MassMutual Evolution – File Nos. 333-109620 & 811-08619

Dear Mr. Cowan:

Thank you for providing the Staff’s comments regarding the above-referenced filings during our telephone call on June 23, 2020. Since the prospectus supplements for the MassMutual Transitions Select and MassMutual Evolution variable annuity contracts are virtually identical, this response letter will apply to both prospectus supplements.

The page number referenced below correspond to the attached marked version of the prospectus supplement filed as part of the post-effective amendment submitted under Rule 485(b) of the Securities Act of 1933.

I have paraphrased the Staff’s comments. My responses to the Staff’s comments are as follows:

General

1.	Please explain MassMutual’s use of the term “exchange right” and whether the use of that term creates a Section 11 concern.

Response to Comment No. 1: I used the term GMIB Exchange Right, and endorsed the GMIB rider to add this right, to clarify that the client is being given the ability exchange one right under the contract for a different right under the contract. The intent was to support our position that the transaction is taking place within the four corners of the contract, and therefore exercising the exchange has no current tax consequences to contract owners.  The resulting increase in contract value will not be treated as currently taxable, but will be taxable when withdrawn to the extent there is gain in the contract, under the general tax rules applicable to annuity contracts.

The language in the prospectus supplement is consistent with the language contained in the GMIB Exchange Right Endorsement, GMIB Exchange Right Letter, and GMIB Rider Exchange Acceptance Form. I believe it is important to maintain that consistency otherwise the potential exists to confuse contract owners reading those documents along with the prospectus supplement.

I do not believe that the use of the phrase “exchange right” creates any concerns under Section 11 of the Investment Company Act of 1940 because the language in the prospectus supplement is clear that the phrase “exchange right” only relates to the contract owners right to exchange their GMIB rider for an increase in contract value. It cannot be reasonably interpreted to mean the exchange of variable annuity contracts, which is governed by Section 11.

2.	The first sentence of the prospectus supplement indicates that the supplement applies to certain MassMutual Transitions Select/MassMutual Evolution Variable Annuity Contracts with Guaranteed Income Plus 5 or Guaranteed Plus 6 Riders. Which contracts does the supplement not apply too?

Response to Comment No. 2: MassMutual intends to offer the GMIB Exchange Right and apply the GMIB charge increase to all MassMutual Transitions Select and MassMutual Evolution contracts with a Guaranteed Income Plus 5 or Guaranteed Income Plus 6 rider. Therefore, I am deleting the word “certain” in the first sentence and replacing it with the word “all.” Please see the marked language on page 1 of the prospectus supplement.

PURPOSE OF THIS SUPPLEMENT

3.	Please add the phrase “identified above” after the reference to MassMutual Transitions Select Contract/MassMutual Evolution Contract in the second paragraph.

Response to Comment No. 3(a): I believe that my response to Comment No. 2 satisfies this request and that there should be no need to add the phrase “identified above.”

4.	Will MassMutual distribute the prospectus supplement prior to receiving approvals of the GMIB Exchange Right Endorsement in all jurisdictions?

Response to Comment No. 4: MassMutual will distribute the prospectus supplement only in the jurisdictions that have approved the GMIB Exchange Right Endorsement. Any state variations will be explained in the prospectus supplement. MassMutual will file a new prospectus supplement under Rule 497 to include any variations that become necessary as a result of the state insurance department approval process associated with the GMIB Exchange Right Endorsement. To date, MassMutual has received approval to use the Endorsement in 47 jurisdictions.

5.	Please include all versions of the GMIB Exchange Right Endorsement, GMIB Exchange Right and Charge Increase Notice, and GMIB Rider Exchange Acceptance Form to the Appendix of the prospectus supplement.

Response to Comment No. 5: Every impacted contract owner will be receiving a GMIB Exchange Right Endorsement, GMIB Exchange Right Letter, and GMIB Rider Exchange Acceptance Form along with the prospectus supplement. Each GMIB Exchange Right Letter will be customized for each impacted contract owner. Therefore, I believe it would be more prudent to include each version of the GMIB Exchange Right Endorsement, GMIB Exchange Right Letter, and GMIB Rider Exchange Acceptance Form as an exhibit to the post-effective amendment to the registration statement rather than as part of the Appendix to the prospectus supplement. I am concerned that including these documents in the Appendix of the prospectus supplement could confuse contract owners since they will already be receiving these documents in an envelope along with the prospectus supplement.

WHO IS ELIGIBLE TO EXERCISE THE GMIB EXCHANGE RIGHT?

6.	Please add a brief plain English description of the Guaranteed Income Plus 5/6 rider.

Response to Comment No. 6: I have added a brief plain English description of the Guaranteed Income Plus 5/6 rider. Please see the marked language on page 2 of the prospectus supplement.

WHAT IS THE GMIB EXCHANGE RIGHT?

7.	In the second paragraph, please explain how the GMIB Exchange Right is customized for each eligible contract owner.

Response to Comment No. 7: The GMIB Exchange Value is customized for each contract owner. The GMIB Exchange Value is calculated by using the formula described in How is the GMIB Exchange Value Calculated section of the prospectus supplement. I replaced the GMIB Exchange Right with the GMIB Exchange Value to better identify what is customized for contract owners. Please see the marked language on page 2 of the prospectus supplement.

8.	Please use bold font for the entire fourth paragraph of this section.

Response to Comment No. 8: I used bold font in the entire fourth paragraph of this section. Please see the marked language on page 2 of the prospectus supplement.

9.	Revise the language in the second sentence of the seventh paragraph of this section to indicate that a contract owner should keep the endorsement for the contract with his or her contract records if he or she elects to exercise the GMIB Exchange Right.

Response to Comment No. 9: I have revised the language in the second sentence of the seventh paragraph of this section to indicate that a contract owner should keep the endorsement for the contract with his or her contract records if he or she elects to exercise the GMIB Exchange Right. Please see the marked language on page 2 of the prospectus supplement.

10.	Address the third sentence in the seventh paragraph of this section, which indicates that the GMIB Exchange Right may not be available in all states.

Response to Comment No. 10: I believe that my response to Comment No. 4 satisfies this request.

11.	Add language to the prospectus supplement that indicates how a contract owner can obtain information to help him or her decide whether to exercise the GMIB Exchange Right.

Response to Comment No. 11: MassMutual allows contract owners to receive quotes showing the guaranteed income that their GMIB value would provide at a future date and how much guaranteed income they would receive if they annuitized their contract value instead. I believe this information will be helpful to contract owners as they decide whether to exercise the GMIB Exchange Right. I have added language to the prospectus supplement indicating how they can obtain this information about their potential guaranteed income. Please see the marked language on page 3 of the prospectus supplement.

12.	Revise the last sentence of the bolded paragraph to reflect that MassMutual will honor a contract owner’s exercise of the GMIB Exchange Right if it is received at MassMutual’s Service Center.

Response to Comment No. 12: After discussions with the New York Department of Financial Services about MassMutual’s reference in the prospectus supplement that MassMutual reserves the right to modify, suspend, or withdraw the Exchange Right, MassMutual has decided to remove all references in the prospectus supplement that refer to MassMutual’s right to modify, suspend, or withdraw the Exchange Right. Please see the marked language on pages 3, 4, and 5 of the prospectus supplement.

HOW IS THE GMIB EXCHANGE VALUE CALCULATED?

13.	In subsection (1) of the formula, change the word “the” to “your” and capitalize the “d” in the phrase “Calculation date”.

Response to Comment No. 13: I have changed the word “the” to “your” and capitalized the “d” in the phrase “Calculation date” in subsection (1) of the formula. Please see the marked language on page 3 of the prospectus supplement.

14.	Add language to Footnote 2 indicating that the calculation date will be included in the endorsement (or rider in certain states).

Response to Comment No. 14: I added language to footnote 2 indicating that the calculation date will be included in the endorsement (or rider in certain states). Please see the marked language on page 3 of the prospectus supplement.

15.	Add a cross-reference to the GMIB Value Examples following the formula.

Response to Comment No. 15: I have added a cross reference to the GMIB Value Examples contained at the end of the prospectus supplement. Please see the marked language on page 3 of the prospectus supplement.

16.	In the first paragraph following the formula:

(a)	Add the word “current” in front of the phrase “GMIB Rider charge.”

Response to Comment No. 16(a): I have added the word “current” in front of the phrase “GMIB Rider Charge.” Please see the marked language on page 3 of the prospectus supplement.

(b)	Indicate that contract owners can call MassMutual’s service center to find out when his or her next quarterly GMIB rider charge will be assessed.

Response to Comment No. 16(b): I have added language indicating that contract owners can call MassMutual’s service center to find out when his or her next quarterly GMIB rider charge will be assessed. Please see the marked language on page 3 of the prospectus supplement.

(c)	Revise the disclosure to be more understandable to the reader.

Response to Comment No. 16(c): I have revised this paragraph to be more understandable to the reader. Please see the marked language on page 3 of the prospectus supplement.

17.	Revise the third paragraph following the formula to be more understandable to the reader.

Response to Comment No. 17: I have revised this paragraph to be more understandable. Please see the marked language on pages 3 and 4 of the prospectus supplement.

18.	Provide an example of the impact of partial annuitization and include a cross-reference to the new example in the GMIB Value Examples section.

Response to Comment No. 18: I have added a new example to the GMIB Value Examples section which addresses the impact of a partial annuitization on the GMIB Exchange Value. I have also added a cross reference to the new example. Please see the marked language on pages 3 and 11 of the prospectus supplement.

WHY IS MASSMUTUAL MAKING THIS GMIB EXCHANGE RIGHT AVAILABLE?

19.	Split the second paragraph into two separate paragraphs, the first explaining how MassMutual could benefit from Contract Owners exercising the GMIB Exchange Right and the second explaining how the Contract Owner could benefit from exercising his or her GMIB Exchange Right.

Response to Comment No. 19: I have split the paragraph into two paragraphs. Please see the marked language on page 4 of the prospectus supplement.

20.	Add language explaining to Contract Owners what benefits they are forfeiting should they exercise the GMIB Exchange Right.

Response to Comment No. 20: I have added language to this section explaining the benefits of the Guaranteed Income Plus 5/6 rider should contract owners decide to exercise the GMIB Exchange Right and terminate their GMIB rider. Please see the marked language on page 4 of the prospectus supplement.

HOW DO I EXERCISE MY GMIB EXCHANGE RIGHT?

21.	Bold the entire third paragraph of this section.

Response to Comment No. 21: I have bolded the entire third paragraph of this section. Please see the marked language on page 5 of the prospectus supplement.

WHAT FACTORS SHOULD I CONSIDER BEFORE EXERCISING THIS GMIB EXCHANGE RIGHT?

22.	Please replace the phrase “you may wish to” with “you should” in the second sentence of the first paragraph and the first sentence in the box listing the factors contract owners should consider when deciding whether to exercise the GMIB Exchange Right.

Response to Comment No. 22: I have replaced the phrase “you may wish to” with “you should” in the second sentence of the first paragraph and the first sentence in the box listing the factors contract owners should consider when deciding whether to exercise the GMIB Exchange Right. Please see the marked language on page 5 of the prospectus supplement.

23.	In the box listing factors contract owners should consider when deciding whether to exercise the GMIB Exchange Right, please add a factor or revise a current factor to indicate that Contract Owners should consider whether they expect to annuitize the GMIB value.

Response to Comment No. 23: I have modified the second factor listed to indicate that the contract owner should consider whether he or she expects to apply his or GMIB Value to an annuity option. Please see the marked language on page 5 of the prospectus supplement.

24.	In the text box listing factors contract owners should consider when deciding whether to exercise the GMIB Exchange Right, please, add the increased cost of the GMIB as a factor.

Response to Comment No. 24: I have adding the increase in the GMIB Rider charge as a new factor. Please see the marked language on page 6 of the prospectus supplement.

25.	Regarding the hypothetical profiles:

(a)	Add a new hypothetical using a fact pattern where the hypothetical contract owner is in poor health.

Response to Comment No. 25(a): I’ve added a new hypothetical where the hypothetical contract owner is in poor health. Please see the marked language on page 6 of the prospectus supplement.

(b)	Revise the wording in the second hypothetical to indicate that the contract owner intends to apply her GMIB value to an annuity option so that she can receive the guaranteed income provided by the rider.

Response to Comment No. 25(b): I have revised the second hypothetical accordingly. Please see the marked language on page 6 of the prospectus supplement.

WHAT CHANGES ARE BEING MADE TO THE GMIB RIDER AFTER THE EXPIRATION OF THE EXCHANGE RIGHT PERIOD?

26.	Clarify that the date the charge increase will occur is December 15, 2020.

Response to Comment No. 26: I have revised the language to add the date that the GMIB rider charge increase will occur is December 15, 2020. Please see page 6 of the prospectus supplement.

APPENDIX

27.	Explain why there will not be a contingent deferred sales charge (“CDSC”) prior to or after exercising the GMIB Exchange Right.

Response to Comment No. 27: There is no CDSC associated with the exercise of the GMIB Exchange Right. There is no CDSC prior to or after exercising the GMIB Exchange Right because MassMutual stopped issuing contracts with the Guaranteed Income Plus 5/6 rider on March 31, 2009 and the CDSC schedule is based on the contract issue date. Eleven years have passed since MassMutual last issued a contract with a Guaranteed Income Plus 5/6 rider and all of the contracts are beyond the CDSC schedule.

GMIB EXCHANGE RIGHT PERIOD & GMIB RIDER CHARGE INCREASE DATE CHANGE

MassMutual has lengthened the GMIB Exchange Right Period by ten days. It will now be from September 15, 2020 to December 14, 2020 instead of September 15, 2020 to December 4, 2020. Since the GMIB rider charge increase occurs after the end of the GMIB Exchange Right Period, the charge increase for the GMIB riders will occur on December 15, 2020 instead of December 5, 2020.

I have also included some general language changes so that the prospectus supplement better matches the language in the endorsement. Those changes include changing GMIB Exchange Right to Exchange Right and GMIB Exchange Period to Exchange Period.

We have included in this filing all missing information, including financial statements, exhibits, and other required information.

I appreciate your continuing attention to this filing. Please contact me if you have any questions regarding this filing or if there is anything I can do to facilitate your review of this filing. I may be reached at (413) 218-0992 or jrodolakis@massmutual.com.

Sincerely,

/s/ James M. Rodolakis

James M. Rodolakis